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                           CalEnergy Company, Inc.
                            302 South 36th Street
                                 Suite 400
                            Omaha, Nebraska 68131



                                       August 6, 1997


National Financial Services Corporation
82 Devonshire Street
Mail Zone G12A
Boston, MA 02109

         Re: Stockholder Demand for Shareholder List of New York State Electric & Gas Corporation
                -------------------------------------------

Ladies and Gentlemen:

         On July 18, 1997, CE Electric (NY), Inc. (the "Purchaser"), a wholly owned subsidiary of CalEnergy Company, Inc. ("CalEnergy"), commenced a cash tender offer to purchase 6,540,670 shares of common stock, (the "Common Stock"), of New York State Electric & Gas Corporation (the "Company") at $24.50 per share in cash. However, under applicable New York statutory procedure, (as compared to their common law rights) the Purchaser and CalEnergy are not, at the present time, qualified to make the appropriate written demand to obtain the shareholders list from the Company as the statutory procedure requires a six month holding period. Accordingly, Ms. Lee Brenin (the "Customer"), as a beneficial owner of 225 shares (the "Shares") of Common Stock for more than six months, wishes to make such a demand (the "Demand") for a list of the Company shareholders and other materials pursuant to Section 624 of the New York Business Corporation Law.

         In consideration for your making the Demand on behalf of the Customer, CalEnergy agrees to reimburse you for any and all of your expenses incurred in connection with your making the Demand, including, without limitation, the fees of your legal counsel. In addition, CalEnergy agrees to indemnify and hold harmless you and your affiliates and each other person, if any, controlling you or any of your affiliates (you and each such person being an "Indemnified Person") from and against any losses, claims, damages or liabilities (or actions in respect thereof) related to or arising out of the Demand or your role in connection therewith, and will reimburse each Indemnified Person for all expenses (including counsel fees) as they are incurred by any such Indemnified Person in connection with investigating, preparing or defending any such claim or action, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. You agree that so long as CalEnergy continues to comply with its obligations pursuant to this letter, without the prior written consent of CalEnergy, which consent will not be unreasonably withheld, you will not settle, compromise, consent to the entry of judgment in, or otherwise seek to consent or terminate, any such claim, action or litigation that may arise.




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         If the foregoing provisions are acceptable to you, please sign in the space provided below and return to us a copy of this letter, whereupon this letter agreement shall constitute a binding obligation.

                                       Very truly yours,

                                       CalEnergy Company, Inc.


                                       By: /s/ Steven A. McArthur
                                          ------------------------------
                                          Name:  Steven A. McArthur
                                          Title: Senior Vice President, General
                                                 Counsel and Secretary
Accepted and agreed as of
the date first above written


National Financial Services Corporation


By:/s/ Jeffrey Sheftic
   ------------------------------------
   Name:  Jeffrey Sheftic
   Title: Director